NYSE ALTERNEXT US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

March 6, 2009

NYSE Alternext US LLC (the “Exchange” or “NYSE Alternext US”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Jed Oil, Inc.

Common Stock, No Par Value

Commission File Number – 001-32000

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with Section 1003(a)(i) of the Company Guide which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years and Section 1003(a)(iv) of the Company Guide in that the Company had sustained losses which were so substantial to its overall operations and its operations have become so financially impaired that it had become questionable, in the opinion of the Exchange, as to the Company’s ability to continue operations and/or meet its obligations as they became due.

2.

The Common Stock (the “Common Stock”) of Jed Oil, Inc. (the “Company” or “Jed”) does not qualify for continued listing for the following reasons:

(a)

The Company has reported the following financial results:

Fiscal Year Ended:

Income/ (Loss)

Net Income /

from Operations:

(Loss):

December 31, 2004

(8,546,000)

(8,546,000)

December 31, 2005

1,143,000

1,143,000

December 31, 2005

(74,153,000)

(74,153,000)

December 31, 2006

(2,666,000)

10,540,000

(b)

At June 30, 2008, the Company reported a stockholders’ deficit of $14,459,880.

(c)

On August 13, 2008 the Company made application to the Court of Queen’s Bench of Alberta and obtained an order for creditor protection under the Companies Creditors Arrangement Act (“CCAA”).

3.

In reviewing the eligibility of the Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On April 12, 2007, the Company was notified by the NYSE Alternext US that following a review of its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on April 2, 2007, Jed was not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2 million and losses from continuing operations and net losses in two of its three most recent fiscal years.  In accordance with Section 1009 of the Company Guide, Jed was given the opportunity to submit a business plan by May 14, 2007, outlining its plan to regain compliance with the NYSE Alternext US’s continued listing standards.

(b)

On May 22, 2007, Jed submitted its plan to regain compliance to the Exchange (the “Plan”).  On June 26, 2007, the Exchange notified Jed that it had accepted the Plan and granted the Company an extension until October 13, 2008 to regain compliance with Section 1003(a)(i) of the Company Guide (the “Plan Period”).

(c)

Subsequently, on July 15, 2008 following a review of the Company’s public disclosures, Staff notified the Company that it did not meet an additional continued listing standard of the Exchange as set forth in Part 10 of the Company Guide.  Specifically, Jed was not in compliance with Section 1003(a)(iv) of the Company Guide in that it had sustained losses that were so substantial to its overall operations and its existing financial resources had become so impaired it had become questionable, in the opinion of the Exchange, as to whether the Company could continue operations and/or meet obligations as they became due.  The Company was offered the opportunity to provide a revised plan of compliance (the “Revised Plan”) by July 29, 2008 to address how it intended to regain compliance with the applicable continued listing standards by the end of the Plan Period. The Company submitted the Revised Plan to the Exchange on August 7, 2008.

(d)

On August 8, 2008 the Company announced that a group of its unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the CCAA (the and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law.1

(e)

At the end of the Plan Period, October 13, 2008, Jed had failed to regain compliance with the NYSE Alternext US continued listing standards.  Consequently, via correspondence dated November 17, 2008 Staff notified Jed that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated November 17, 2008 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by November 24, 2008.

(f)

On November 20, 2008, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before the Panel was scheduled for January 5, 2009. On December 12, 2008 the Company requested that the hearing be based on written submission only. This request was granted by the Exchange.

(g)

On January 5, 2009, the Panel met to consider the written submissions submitted by the Company and the Staff. By letter dated January 7, 2009, the Exchange notified Jed of the Panel’s decision to deny the Company’s appeal for continued listing of its Securities on the NYSE Alternext US and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(h)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Richard Carmichael, Chief Financial Officer of Jed Oil, Inc.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Alternext US LLC

Footnotes

1 On September 15, 2008 the Court of Queen’s Bench of Alberta, Judicial District of Calgary, granted the Company an extension for 90 days until December 15, 2008.